PAGE 1 of 6 PAGES



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )1



                             IDM ENVIRONMENTAL CORP.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                    44939110A
                                 (CUSIP Number)


                                  June 2, 1999
             (Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         __       Rule 13d-1(b)

          X       Rule 13d-1(c)

         __       Rule 13d-1(d)

-----------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44939110A        SCHEDULE 13G     PAGE 2 of 6 PAGES
-------------------                         -----------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY)
                  The Laura Huberfeld/Naomi Bodner Partnership

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)  | |
                                                (b)  | |
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York



NUMBER OF SHARES            5        SOLE VOTING POWER
BENEFICIALLY OWNED BY                      239,675
EACH REPORTING PERSON WITH
                            6        SHARED VOTING POWER
                                           NONE

                            7        SOLE DISPOSITIVE POWER
                                           239,675

                            8        SHARED DISPOSITIVE POWER
                                           NONE


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  239,675

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES
                        NOT APPLICABLE              | |

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  7.9%

12       TYPE OF REPORTING PERSON
                  PN

CUSIP NO. 44939110A                 SCHEDULE 13G     PAGE 3 of 6 PAGES
-------------------                                  -----------------

Item 1(a)         Name of Issuer

                  IDM Environmental Corp.

Item 1(b)         Address of Issuer's Principal Executive Offices

                  396 Whitehead Avenue
                  South River, New Jersey 08882

Item 2(a)         Name of Person Filing

                  This Schedule 13G is being filed by the Laura Huberfeld/Naomi Bodner Partnership ("Reporting Person").

Item 2(b)         Address of Principal Business Office

                  152 West 57th Street, New York, New York 10019.

Item 2(c)         Citizenship

                  Reporting Person is a New York partnership.

Item 2(d)         Title of Class of Securities

                  Common Stock, par value $0.01

Item 2(e)         CUSIP Number

                  4439110A

Item 3 If this Statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is

         (a)      ___ Broker or dealer registered under Section 15
                      of the Exchange Act.
         (b)      ___ Bank as defined in Section 3(a)(6) of the Exchange Act.
         (c)      ___ Insurance company as defined in Section 3(a)(19) of
                      the Exchange Act.
         (d)      ___ Investment company registered under Section 8 of
                      the Investment Company Act.
         (e)      ___ An investment adviser in accordance with Rule 13d-1 (b)
                      (1) (ii) (E);
         (f) ___ An employee benefit plan or endowment fund in accordance with Rule13d-1 (b) (1) (ii) (F); (g) ___ A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G);

CUSIP NO. 44939110A                 SCHEDULE 13G     PAGE 4 of 7 PAGES
-------------------                                  -----------------

         (h) ___ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act; (i) ___ A church plan that is excluded from the definition of an investment company under
                  Section 3(c) (14) of the Investment Company Act;
         (j)      ___ Group, in accordance with Rule 13d-1(c), check this box.

Item 4            Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned.
                  239,675
         (b)      Percent of class:
                  7.9%
         (c)      Number of shares as to which  such  person  has:
         (i)      Sole power to vote or to direct the vote.  239,675
         (ii)     Shared  power to vote or to direct  the vote.  N/A
         (iii) Sole power to dispose or to direct the disposition of 239,675
         (iv)     Shared  power to dispose or to direct the disposition of N/A

Item 5            Ownership of Five Percent or Less of a Class
              -----------------------------------------------------

                           Not Applicable

Item 6            Ownership of More than Five Percent on Behalf of
                  Another Person
              -----------------------------------------------------

                           Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on
                  By the Parent Holding Company

                           Not Applicable

Item 8            Identification and Classification of Members of the Group
                  ---------------------------------------------------------

                           Not Applicable

Item 9            Notice of Dissolution of the Group
                   -------------------------------------------

                           Not Applicable

CUSIP NO. 44939110A                 SCHEDULE 13G     PAGE 5 of 6 PAGES
-------------------                                  -----------------

Item 10  Certification

                  By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: June 16, 1999

LAURA HUBERFELD/
NAOMI BODNER PARTNERSHIP


By: /s/